UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Rapid7, Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

753422 10 4

(CUSIP Number)

Bain Capital Venture Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 753422 10 4	Page 2 of 7

1	Names of Reporting Persons Bain Capital Venture Fund 2007, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,093,264 shares of Common Stock
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,093,264 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,093,264 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person PN

13D

CUSIP No. 753422 10 4	Page 3 of 7

1	Names of Reporting Persons BCIP Venture Associates
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 582,172 shares of Common Stock
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 582,172 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 582,172 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person PN

13D

CUSIP No. 753422 10 4	Page 4 of 7

1	Names of Reporting Persons BCIP Venture Associates-B
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 7,277 shares of Common Stock
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 7,277 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,277 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

13D

CUSIP No. 753422 10 4	Page 5 of 7

This Amendment No. 3 to Schedule 13D relates to common stock, $0.01 par value per share (the “Common Stock”), of Rapid7, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons relating to the Common Stock on August 3, 2015 (as amended by Amendment No. 1 filed June 7, 2017 and Amendment No. 2 filed November 16, 2017, the “Initial Statement,” and as further amended by this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to them in the Initial Statement.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

(a) – (c) The information contained on the cover pages and Item 2 of this Schedule 13D is hereby incorporated herein by reference. The following disclosure assumes that there are 45,357,005 shares of Common Stock issued and outstanding, which the Issuer represented in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 on January 26, 2018.

On January 30, 2018, in an underwritten public offering pursuant to an Underwriting Agreement, as further described in Item 6 below, BCVF sold 1,748,245 shares of Common Stock, BCIPVA sold 248,648 shares of Common Stock and BCIPVB sold 3,107 shares of Common Stock.

After giving effect to the transactions described above, BCVF holds 4,093,264 shares of Common Stock, representing 9.0% of the shares of Common Stock outstanding, BCIPVA holds 582,172 shares of Common Stock, representing 1.3% of the shares of Common Stock outstanding, and BCIPVB holds 7,277 shares of Common Stock, representing less than 0.1% of the shares of Common Stock outstanding.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented as follows:

Underwriting Agreement

On January 30, 2018, pursuant to an underwriting agreement (the “Underwriting Agreement”), dated as of January 25, 2018, by and among the Reporting Persons, the Issuer, the other selling stockholders named therein, and Barclays Capital Inc. and RBC Capital Markets, LLC (the “Representatives”), as representatives of the several underwriters named therein (the “Underwriters”), the Reporting Persons sold an aggregate of 2,000,000 shares of Common Stock to the Underwriters. The price to the public in the offering was $22.00 per share and the Underwriters purchased the shares of Common Stock at a price of $21.01 per share.

Lock-up Agreement

In connection with the Underwriting Agreement, each of the Reporting Persons entered into a lock-up agreement (the “Lock-up Agreement”) with the Representatives. Pursuant to the Lock-up Agreement, each Reporting Person agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 75 days after January 25, 2018 without the written consent of Barclays Capital Inc.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

13D

CUSIP No. 753422 10 4	Page 6 of 7

Item 7.  Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit D	Underwriting Agreement, dated January 25, 2018, by and among Rapid7, Inc., the Selling Stockholders and Barclays Capital Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2018)

Exhibit E	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2018)

13D

CUSIP No. 753422 10 4	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

BAIN CAPITAL VENTURE FUND 2007, L.P.

By:	Bain Capital Venture Partners 2007, L.P., its general partner

By:	Bain Capital Venture Investors, LLC, its general partner

BCIP VENTURE ASSOCIATES

By:	Boylston Coinvestors, LLC, its managing partner

BCIP VENTURE ASSOCIATES-B

By:	Boylston Coinvestors, LLC, its managing partner

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Authorized Signatory